EXHIBIT 1

Ultrapetrol Reports Financial Results for Second Quarter 2016

NASSAU, Bahamas, Aug. 25, 2016 (GLOBE NEWSWIRE) -- Ultrapetrol (Bahamas) Limited (NASDAQ:ULTR), an industrial transportation company serving marine transportation needs in three markets (River Business, Offshore Supply Business and Ocean Business), today announced financial results for the second quarter ended June 30, 2016.

Second Quarter 2016 and subsequent events highlights:

  Recorded second quarter 2016 revenues of $73.7 million;

  Recorded adjusted consolidated EBITDA of $13.8 million in the second quarter of 20161, which includes adjusted EBITDA of $6.4 million from our River Business, adjusted EBITDA of $7.0 million in our Offshore Supply Business, a negative adjusted EBITDA of $(0.4) million from our Ocean Business, and an adjusted EBITDA of $0.8 million from other activities, including foreign currency exchange gains;

  Recorded total net loss and net loss per share of $(12.8) million and $(0.09), respectively, in the second quarter of 2016, which includes the effect of a $0.4 million gain for deferred taxes on unrealized foreign exchange gain on U.S. dollar-denominated debt of our Brazilian subsidiary in our Offshore Supply Business; and excludes a $(0.1) million loss related to the sale of dry barges which were subsequently leased back to the Company (for accounting purposes, the gain from the sale is being deferred over the term of the lease up to the present value of the lease payments).2 After adjusting for these effects, the recorded total adjusted net loss and adjusted net loss per share are $(13.3) million and $(0.09), respectively;

  On June 15, 2016, the Company decided not to make its $10.0 million interest payment on its outstanding 2021 Notes and its $6.5 million interest and principal repayment on the other loan facilities related to the Company’s River Business. In addition, during the first half year, the Company did not make principal repayments on its loan facilities related to the Company’s Offshore Supply Business;

  On June 26, 2016, the time charters of our UP Safira and UP Opal were granted with a one-year extension to October 2019, and January 2020, respectively, in exchange for a reduction in their daily rates of 11% and 12%, respectively;

  On August 1, 2016, our UP Jade finalized its time charter and was subsequently blocked;

  On August 23, 2016, the Company received notice that its common stock will be delisted from the Capital Market as of September 1, 2016, as a result of the Company’s inability to meet Nasdaq’s $1 minimum bid price per share requirement, unless the Company appeals the determination to delist its common stock. The Company filed such an appeal on August 25, 2016, and will provide arguments to the hearing panel that its stock should not be delisted based on different alternatives to bring the Company's common stock back within Nasdaq's $1 minimum bid price per share requirement. The Company's common stock will continue to be listed on Nasdaq until Nasdaq makes a determination on the appeal.

  On August 25, 2016, we were awarded with an extension of the current contract of our RSV UP Coral until August 24, 2017.

1 For a reconciliation of non-GAAP measures, please see the tables included under the supplemental information section of this release.

2 For a detailed explanation of these adjustments and other adjustments elsewhere in this release, see "Overview of Financial Results" and the tables included under the Supplemental Information section of this release.

Damián Scokin, Ultrapetrol's Chief Executive Officer, stated, “Amid the challenging market environment that persisted through the second quarter of 2016, we have maintained a keen focus on operating our businesses as efficiently and profitably as possible. By executing on our strategic initiatives to streamline our businesses, strictly control costs, and improve our operational performance, we have continued to make progress in simultaneously enhancing our efficiency and strengthening our underlying earnings potential in an eventual market recovery.”

Mr. Scokin concluded, “We have also continued to work with our secured lenders towards the shared goal of a consensual financial restructuring that benefits all stakeholders. While these discussions are ongoing, we remain focused on creating an Ultrapetrol that is stronger, more capable, and more sustainable over the long term.”

Overview of Financial Results

Total revenues for the second quarter of 2016 were $73.7 million, as compared with $96.1 million in the same period of 2015.

Adjusted EBITDA for the second quarter of 2016 was $13.8 million, as compared with $17.8 million in the same period of 2015. For a reconciliation of adjusted EBITDA to cash flows from operating activities, please see the tables at the end of this release.

Net loss for the second quarter of 2016 was $(12.8) million, as compared with $(6.4) million during the same period of 2015. Second quarter 2016 net loss includes the effect of a $0.4 million gain for deferred taxes on unrealized foreign exchange losses on U.S. dollar-denominated debt of our Brazilian subsidiary in our Offshore Supply Business; and excludes a $(0.1) million loss related to the sale of dry barges which were subsequently leased back to the Company (for accounting purposes, the gain from the sale is being deferred over the term of the lease up to the present value of the lease payments). After adjusting for these effects, the recorded total adjusted net loss and adjusted net loss per share are $(13.3) million and $(0.09), respectively.

Cecilia Yad, Ultrapetrol's Chief Financial Officer, said, “Negotiations with our secured lenders are ongoing while we explore alternative options including sale of assets or business segments, restructuring of existing indebtedness and adding additional capital. Throughout this process, we have maintained a healthy liquidity position and are operating our businesses on a normal basis, making full and timely payments to all vendors, employees, suppliers and trading counterparties and maintaining our high safety and customer service standards.”

Business Segment Highlights

River

Second quarter 2016 River Business segment adjusted EBITDA was $6.4 million, practically unchanged as compared to an adjusted EBITDA of $6.2 million in the same period of 2015. Both periods contain a lower cost structure achieved by the implementation of our new “point-to-point” system, which enabled us to operate more efficiently. During the 2016 period, our shipyard has been producing tank barges for our own fleet, which supports our growth in the transportation of liquid cargoes in River Business.

River Business revenues for the second quarter of 2016 decreased by 26% when compared to the same period in 2015, primarily attributable to six barges constructed at our yard in Punta Alvear sold to third parties during the second quarter of 2015 and by continued pressure in freight rates, despite a 3% increase in net tons transported.

Prices of agricultural products as well as prices of iron ore and petroleum products we carry along the Hidrovia continue to be at historically low levels. Although this may temporarily impact output, we are confident that prices will return to healthy levels. According to the latest United States Department of Agriculture ("USDA") estimates, the soybean crop in Paraguay for 2016 will be 9.0 million tons, where Argentina, Brazil, Bolivia, Paraguay and Uruguay are estimated to account for approximately 53% of world soybean production in 2016, as compared to 30% in 1995. We believe these figures are a sign of the strength of the long-term growth prospects of the agricultural sector along the Hidrovia, where the seeded area is expected to continue to grow. In addition, iron ore production in the three mines connected with the river system has also increased substantially in the last decade. While iron ore prices currently remain at historically low levels, this commodity still represents an important long-term growth driver for our River Business, as we expect the global demand for iron ore to recover from current lows.

Offshore Supply

As of June 30, 2016, our Offshore Supply Business fleet consisted of thirteen Platform Supply Vessels, or PSVs, one ROV (Remotely Operated Vehicle) Support Vessel, or RSV, and three offshore barges. Out of the thirteen PSVs, eight were chartered in Brazil (although one of these vessels was blocked and is expected to resume its contract in the forthcoming months), three were laid-up in Brazil and two remained laid-up in the North Sea. We are currently seeking employment for these laid-up vessels in Brazil with Petrobras as well as in the North Sea. Our UP Jade was blocked following the finalization of its current contract on August 1, 2016, and is currently seeking employment. The current Petrobras contract of our RSV UP Coral was extended until August 24, 2017.

The adjusted EBITDA generated by the Offshore Supply Business segment during the second quarter of 2016 was $7.0 million, compared to $11.5 million in the same period of 2015, a 39% decrease. This decrease is mostly attributable to the contract cancellation by Petrobras in September 2015 of our UP Amber, UP Pearl and UP Esmeralda and the blocking of our UP Turquoise. For a reconciliation of segment adjusted EBITDA to operating profit (loss), please see the tables at the end of this release.

Total revenues from our Offshore Supply Business for the second quarter of 2016 decreased by $4.8 million to $22.0 million, as compared to $26.8 million in the same period of 2015. This 18% decrease was primarily attributable to the contract cancellation by Petrobras in September 2015 of our UP Amber, UP Pearl and UP Esmeralda and the blocking of our UP Turquoise; partially offset by a $4.7 million increase in revenues of our RSV UP Coral, which entered into a long-term charter with Petrobras on August 5, 2015.

Ocean

In the second quarter of 2016, the Company operated two container vessels in its flag-protected feeder container service in South America, as well as two Product Tankers (Austral and Mentor), which continue to be employed on charters with oil majors in the same flag-protected South American coastal trade in which they have operated in the past.

The Ocean Business segment adjusted EBITDA was $(0.4) million in the second quarter of 2016, as compared to $(1.5) million in the same period of 2015, a $1.1 million increase. For a reconciliation of segment adjusted EBITDA to operating profit (loss), please see the tables at the end of this release.

Revenues from the Ocean Business decreased by $3.7 million, or 23%, to $12.5 million in the second quarter of 2016, as compared to $16.2 million the same period of 2015. This difference is mainly attributable to our decision to sell three vessels, Amadeo, Miranda I and Alejandrina, which were delivered to buyers on May 29, 2015, July 16, 2015, and March 7, 2016, respectively.

Use of Non-GAAP Measures

Ultrapetrol believes that the disclosed non-Generally Accepted Accounting Principles, or non-GAAP, measures such as adjusted EBITDA, adjusted net income and any other adjustments thereto, when presented in conjunction with comparable GAAP measures, are useful for investors to use in evaluating the liquidity of the company. These non-GAAP measures should not be considered a substitute for, or superior to, measures of liquidity prepared in accordance with GAAP. A reconciliation of adjusted EBITDA to segment operating profit and cash flow from operations is presented in the tables that accompany this press release.

Investment Community Conference Call

Ultrapetrol will host a conference call for investors and analysts on Friday, August 26, 2016, at 10:00 a.m. EDT accessible via telephone and Internet with an accompanying slide presentation. Investors and analysts may participate in the live conference call by dialing 1-800-593-9993 (toll-free U.S.) or 1-312-470-7057 (outside of the U.S.); passcode: ULTR. Please register at least 10 minutes before the conference call begins. A replay of the call will be available for one week via telephone starting approximately one hour after the call ends. The replay can be accessed at 1-866-425-0194 (toll-free U.S.) or 1-203-369-0876 (outside of the U.S.); passcode: 82616. The webcast will be archived on Ultrapetrol's website for 30 days after the call.

About Ultrapetrol

Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for containers, grain and soya bean products, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market with its extensive and diverse fleet of vessels. These include river barges and pushboats, platform supply vessels, tankers and two container feeder vessels. More information on Ultrapetrol can be found at www.ultrapetrol.net.

Forward-Looking Language

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include future operating or financial results; pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking and insurance costs; general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand; our ability to obtain additional financing; our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives; our dependence upon the abilities and efforts of our management team; changes in governmental rules and regulations or actions taken by regulatory authorities; adverse weather conditions that can affect production of the goods we transport and navigability of the river system; the highly competitive nature of the oceangoing transportation industry; the loss of one or more key customers; fluctuations in foreign exchange rates and devaluations; potential liability from future litigation; and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

ULTR – G

Supplemental Information: Summary consolidated financial data

The following table shows our unaudited consolidated balance sheet as of June 30, 2016, and our audited consolidated balance sheet as of December 31, 2015(1):

 (Stated in thousands of U.S. dollars, except par value and share amounts)

	At June 30,	December 31,
	2016	2015
ASSETS

CURRENT ASSETS

Cash and cash equivalents	$45,595	$45,193
Restricted cash	6,471	10,779
Accounts receivable, net of allowance for doubtful accounts of $397 and $489 in 2016 and 2015, respectively	35,381	32,655
Operating supplies and inventories	14,952	16,947
Prepaid expenses	6,456	3,560
Other receivables	20,925	18,064
Other assets	--	4,535
Total current assets	129,780	131,733

NONCURRENT ASSETS

Other receivables	24,903	21,500
Restricted cash	1,472	1,472
Vessels and equipment, net	671,644	669,087
Dry dock	7,456	10,281
Investments in and receivables from affiliates	3,810	3,570
Deferred income tax assets	668	846
Total noncurrent assets	709,953	706,756
Total assets	$839,733	$838,489

LIABILITIES AND EQUITY

CURRENT LIABILITIES

Accounts payable	$39,634	$29,391
Customer advances	1,481	1,968
Payable to related parties	116	41
Accrued interest	23,422	11,454
Current portion of long-term financial debt, net of debt issuance costs of $9,807 and $10,827 in 2016 and 2015, respectively	445,664	452,721
Other current liabilities	21,413	19,955
Total current liabilities	531,730	515,530

NONCURRENT LIABILITIES

Accounts payable and accrued expenses	10,904	--
Deferred income tax liabilities	14,005	10,562
Deferred gains	2,582	2,783
Total noncurrent liabilities	27,491	13,345
Total liabilities	559,221	528,875

EQUITY
Common stock, $0.01 par value: 250,000,000 authorized shares; 140,729,487 shares outstanding	1,446	1,446
Additional paid-in capital	492,533	491,893
Treasury stock: 3,923,094 shares at cost	(19,488)	(19,488)
Accumulated deficit	(193,299)	(163,388)
Accumulated other comprehensive loss	(680)	(849)
Total equity	280,512	309,614
Total liabilities and equity	$839,733	$838,489

The following table contains certain unaudited historical statements of income data for the periods indicated below derived from our unaudited condensed consolidated statements of income expressed in thousands of U.S. dollars(1):

	Three Months Ended June 30,		Six Months Ended June 30,		Percent Change
($000's)	2016	2015	2016	2015
Revenues
Attributable to River Business	$39,183	$53,038	$73,364	$91,968	-20%
Attributable to Offshore Supply Business	21,979	26,843	42,300	56,400	-25%
Attributable to Ocean Business	12,518	16,213	25,113	32,299	-22%
Total revenues	73,680	96,094	140,777	180,667	-22%

Voyage and manufacturing expenses
Attributable to River Business	(12,006)	(24,201)	(23,931)	(40,767)	-41%
Attributable to Offshore Supply Business	(1,850)	(100)	(3,630)	(1,749)	108%
Attributable to Ocean Business	(5,942)	(6,277)	(11,389)	(11,298)	1%
Total voyage and manufacturing expenses	(19,798)	(30,578)	(38,950)	(53,814)	-28%

Running costs
Attributable to River Business	(13,073)	(16,894)	(23,238)	(30,795)	-25%
Attributable to Offshore Supply Business	(7,491)	(12,351)	(14,577)	(24,725)	-41%
Attributable to Ocean Business	(5,394)	(8,535)	(11,099)	(16,658)	-33%
Total running costs	(25,958)	(37,780)	(48,914)	(72,178)	-32%

Amortization of dry dock & intangible assets	(2,680)	(2,448)	(5,068)	(4,447)	14%
Depreciation of vessels and equipment	(9,784)	(10,413)	(19,673)	(20,917)	-6%
Administrative and commercial expenses	(15,394)	(10,267)	(25,397)	(19,936)	27%
Other operating income (expense), net	609	(1,053)	1,875	(1,007)	--

Operating profit	675	3,555	4,650	8,368	-44%

Financial expense	(12,230)	(8,418)	(28,594)	(16,673)	71%
Foreign currency exchange gains (losses), net	773	1,703	(1,159)	(194)	497%
Investment in affiliates	(40)	(216)	(13)	(309)	-96%
Other income, net	4	43	15	55	-73%
Total other expenses, net	(11,493)	(6,888)	(29,751)	(17,121)	74%

(Loss) income before income taxes	(10,818)	(3,333)	(25,101)	(8,753)	187%

Income tax (expenses)	(1,993)	(3,060)	(4,810)	(2,747)	75%

Net (loss) income	$(12,811)	$(6,393)	$(29,911)	$(11,500)	160%

The following table contains our unaudited statements of cash flows for the six months ended June 30, 2016, and 2015(1):

(Stated in thousands of U.S. dollars)

	For the six-month period ended June 30,
	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(29,911)	$(11,500)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation of vessels and equipment	19,673	20,917
Amortization of dry docking	5,068	4,447
Expenditure for dry docking	(2,243)	(3,433)
Loss on debt renegotiation costs	11,558	--
Debt issuance expense amortization	1,020	1,279
Net losses from investments in affiliates	13	309
Allowance for doubtful accounts	(92)	194
Share - based compensation	640	723
Loss on sale of vessel	--	1,089
Changes in assets and liabilities:
(Increase) decrease in assets:
Accounts receivable	(2,634)	(4,795)
Other receivables, operating supplies and inventories and prepaid expenses	(9,911)	6,668
Other	(476)	453
Increase (decrease) in liabilities:
Accounts payable	7,158	(4,634)
Customer advances	(487)	(360)
Other payables	17,421	(2,425)
Net cash provided by operating activities	16,797	8,932

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of vessels and equipment	(5,697)	(19,427)
Proceeds from disposal of vessel, net	4,684	2,567
Net cash (used in) investing activities	(1,013)	(16,860)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt renegotiation costs paid	(11,558)	--
Scheduled repayments of long-term financial debt	(843)	(16,185)
Early repayment of long-term financial debt	(7,234)	(676)
Decrease in restricted cash	4,313	--
Proceeds from revolving credit facility	--	20,000
Other financing activities, net	(60)	(540)
Net cash (used in) provided by financing activities	(15,382)	2,599
Net increase (decrease) in cash and cash equivalents	402	(5,329)
Cash and cash equivalents at the beginning of year	45,193	34,982
Cash and cash equivalents at the end of the period	$45,595	$29,653

(1) As a result of a non-compliance and of the default and cross-default provisions contained in relevant debt agreements, the Company has classified the respective long-term financial debt amounting to $359.9 million at June 30, 2016, as current liabilities in the consolidated financial statements included elsewhere herein. As a result, the Company reports a working capital deficit of $402.0 million at June 30, 2016. If our indebtedness is accelerated, it will be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens, which could impair our ability to conduct our business and continue as a going concern. The consolidated financial statements included elsewhere herein have been prepared assuming that the Company will continue as a going concern. Accordingly, the consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern.

The following table reconciles our Adjusted Consolidated EBITDA to our cash flow for the six months ended June 30, 2016, and 2015:

	Six months ended June 30,
($000's)	2016	2015
Total cash flows provided by operating activities	16,797	8,932
Total cash flows (used in) investing activities	(1,013)	(16,860)
Total cash flows (used in) provided by financing activities	(15,382)	2,599

Total cash flows from operating activities	$16,797	$8,932

Plus

Adjustments

Increase / Decrease in operating assets and liabilities	(11,071)	5,093
Expenditure for dry docking	2,243	3,433
Income Taxes	4,810	2,747
Financial Expenses	17,036	16,673
Allowance for doubtful accounts	92	(194)
Yard EBITDA from Touax barge sale	(199)	(198)
Other adjustments	(1,673)	(3,400)

Adjusted Consolidated EBITDA	$28,035	$33,086

The following table reconciles our adjusted net income and adjusted EPS to net loss and EPS for the six months and three months ended June 30, 2016, and 2015:

($000's)	Six months ended June 30, 2016	Six months ended June 30, 2015	% Change	2Q 16	2Q 15	% Change

Revenues	$140,777	$180,667	-22%	$73,680	$96,094	-23%

Adjusted EBITDA	$28,035	$33,086	-15%	$13,777	$17,847	-23%

Net loss as reported	$(29,911)	$(11,500)	160%	$(12,811)	$(6,393)	100%
EPS as reported	$(0.21)	$(0.08)	163%	$(0.09)	$(0.05)	80%

Adjustments to net loss as reported

Yard EBITDA from Touax barge sale	(199)	(198)	1%	(99)	(99)	--
Income tax expense on Exchange Variance Benefit (1)	(872)	110	--	(390)	(652)	-40%

Adjusted Net income	$(30,982)	$(11,588)	167%	$(13,300)	$(7,144)	86%
Adjusted EPS (In $ per share)	$(0.22)	$(0.08)	175%	$(0.09)	$(0.05)	80%

(1) Provision for income tax on foreign currency exchange gains on U.S. dollar denominated debt of one of our subsidiaries on the Offshore Supply Business.

The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the second quarter ended June 30, 2016:

	Second quarter ended June 30, 2016
($000's)	River	Offshore Supply	Ocean	TOTAL

Segment operating (loss) profit	$(51)	$2,180	$(1,454)	$675
Depreciation and amortization	6,606	4,818	1,040	12,464
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	(40)	--	--	(40)
Yard EBITDA from Touax sale	(99)	--	--	(99)
Other, net	--	4	--	4

Segment Adjusted EBITDA	$6,416	$7,002	$(414)	$13,004

Items not included in Segment Adjusted EBITDA
Financial income				--
Foreign currency exchange gains, net				773

Adjusted Consolidated EBITDA				$13,777

The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the second quarter ended June 30, 2015:

	Second quarter ended June 30, 2015
($000's)	River	Offshore Supply	Ocean	TOTAL

Segment operating (loss) profit	$(558)	$6,734	$(2,621)	$3,555
Depreciation and amortization	7,051	4,702	1,108	12,861
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	(216)	--	--	(216)
Yard EBITDA from Touax sale	(99)	--	--	(99)
Other, net	(1)	14	28	41

Segment Adjusted EBITDA	$6,177	$11,450	$(1,485)	$16,142

Items not included in Segment Adjusted EBITDA
Financial income				2
Foreign currency exchange gains, net				1,703

Adjusted Consolidated EBITDA				$17,847

CONTACT:
The IGB Group

Leon Berman
212-477-8438
lberman@igbir.com

Bryan Degnan
646-673-9701
bdegnan@igbir.com